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                        NORTHBROOK LIFE INSURANCE COMPANY
                          (herein called "we" or "us")

                         PERFORMANCE DEATH BENEFIT RIDER

This rider was issued because you selected the Performance Death Benefit for the death of any owner at the time you applied for this annuity. Unlike your current DEATH BENEFIT GUARANTEE, the Performance Death Benefit applies to the death of the annuitant only if the owner is a non-natural person.

I.   The Death Benefit provision of your Contract is modified as follows:

     The Death Benefit will be the greatest of the values stated in your Contract, or the value of the Performance Death Benefit.

     On the date of issue, the Performance Death Benefit is equal to the initial purchase payment.

     After issue, the Performance Death Benefit is recalculated when a purchase payment or withdrawal is made or on a contract anniversary as follows:

     A. For purchase payments, the Performance Death Benefit is equal to the most recently calculated Performance Death Benefit plus the purchase payment.

     B. For withdrawals, the Performance Death Benefit is equal to the most recently calculated Performance Death Benefit reduced by a withdrawal adjustment.

          The adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

          (1)  =  the withdrawal amount.
          (2)  =  the accumulation value immediately prior to the withdrawal.
          (3)  =  the most recently calculated Performance Death Benefit.

     C. On each contract anniversary, the Performance Death Benefit is equal to the greater of the accumulation value or the most recently calculated Performance Death Benefit.

     In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of all contract anniversary accumulation values on or prior to the date we calculate the death benefit.

     The Performance Death Benefit will be recalculated until the oldest owner or the annuitant, if the owner is a non-natural person, attains age 85. The Performance Death Benefit will never be greater than the maximum death benefit allowed by any non-forfeiture laws which govern this Contract.

II. The Mortality and Expense Risk Charge provision of your Contract is modified as follows:

     The annualized mortality and expense risk charge of 1.25% is changed to 1.38%.

Except as amended, the Contract remains unchanged.


       /s/ Michael J. Velotta               /s/ Louis G. Lower, II

       Michael J. Velotta                      Louis G. Lower, II
            Secretary                       Chief Executive Officer
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                        NORTHBROOK LIFE INSURANCE COMPANY
                          (herein called "we" or "us")

                             Amendatory Endorsement


The following provisions amend your Contract and will take precedence over any other provisions to the contrary in your Contract.

I.   The following provision is added to the Accumulation Phase section of your
     Contract:

     DOLLAR COST AVERAGING FIXED ACCOUNT Money in the Dollar Cost Averaging Fixed Account will earn interest at the current rate in effect at the time of allocation to the Dollar Cost Averaging Fixed Account for a period of one year. After the first year, a renewal rate will be declared. The current rate and the renewal rate(s) will never be less than 3%. Subsequent renewal dates will be on anniversaries of the first renewal date.

     Interest is credited to the Dollar Cost Averaging Fixed Account daily during the accumulation phase. The rates we quote when referring to interest credits are effective annual interest rates as defined in the Fixed Account provision of your Contract.

     Transfers are not allowed into the Dollar Cost Averaging Fixed Account.

II. The Transfers provision in the Accumulation Phase section of your Contract is deleted and replaced with the following:

     TRANSFERS Prior to the payout start date, you may transfer amounts between investment alternatives. You may make 12 transfers per contract year without charge. Each transfer after the 12th transfer in any contract year, except those from the Dollar Cost Averaging Fixed Account, will be assessed a $25 transfer fee. Transfers are subject to the following restrictions:

     - The minimum amount that may be transferred from an investment alternative is $100; if the total amount in an investment alternative is less than $100, the entire amount may be transferred.

     - The minimum transfer to any one guarantee period of the fixed account is $500. No transfers are allowed into the Dollar Cost Averaging Fixed Account.

     - The following limits do not apply to transfers from the Dollar Cost Averaging Fixed Account. The maximum amount which may be transferred from the fixed account to the variable account or between guarantee periods of the fixed account in any contract year is limited to the greater of:

          - 25% of the value in the fixed account on the most recent contract anniversary. If 25% of the most recent value is greater than zero but less than $1,000, then up to $1,000 may be transferred; or

          - 25% of the sum of purchase payments allocated to the fixed account and transfers to the fixed account, all as of the most recent contract anniversary.

          If the first renewal interest rate is less than the current rate that was in effect at the time money was allocated or transferred to the fixed account, the 25% transfer restriction for that money and the accumulated interest thereon will be waived during the 60 day period following the first renewal date.


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     We reserve the right to waive the transfer restrictions contained in your
     Contract.

III. The Payout Start Date provision in the Payout Phase section of your Contract is deleted and replaced with the following:

     PAYOUT START DATE The anticipated payout start date is shown on the Annuity Data Page. You may change the payout start date by writing to us at least 30 days prior to the payout start date.

     The latest payout start date is the later of:

     -    the annuitant's 90th birthday; or

     -    the 10th anniversary of your Contract's issue date.

     Unless changed as described above, we will use the payout start date shown on the Annuity Data Page.

IV. The following is added to the Death of Owner or Annuitant provision in the Accumulation Phase section of your Contract:

     If the surviving spouse of the deceased owner is the new owner, then the spouse may elect one of the income plans described in the Income Payments provision of your Contract or may continue your Contract in the Accumulation Phase as if the death had not occurred. If your Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a Withdrawal Charge.


Except as amended, your Contract remains unchanged.



       /s/ Michael J. Velotta               /s/ Louis G. Lower, II

       Michael J. Velotta                      Louis G. Lower, II
            Secretary                       Chief Executive Officer